Directors Share Dealing
Antisoma was notified on Thursday 19 April of the following share transaction:

Director	Transaction	No. of ordinary shares of 1p each	Price
Grahame Cook	Sale	70,000	58p

Following this transaction the above named Director has a beneficial interest in 1,125,540 1p ordinary shares, representing 0.25% of Antisoma plc ordinary share capital.

Enquiries:

Raymond Spencer, CFO, Antisoma
+44 (0) 208 799 8200
Daniel Elger, Director of Communications, Antisoma
+44 (0) 208 799 8231

Holdings in Antisoma

London, UK, 23 April 2007 - Antisoma plc (LSE: ASM, US OTC: ATSMY) received notification on April 20th from Orbimed Advisors LLC that, following a disposal of 2,000,000 ordinary shares, Caduceus Capital Master Fund Ltd, Caduceus Capital II, L.P., UBS Eucalyptus Fund, L.L.C, PW Eucalyptus Fund, Ltd., and HFR SHC Aggressive Master Trust, hold a direct interest in a total of 17,649,000 ordinary 1p shares, representing approximately 3.97% of Antisoma's issued ordinary shares.

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Enquiries:
Daniel Elger, Director of Communications
Antisoma plc
+44 (0) 20 8799 8200

Holdings in Antisoma

London, UK, 23 April 2007 - Antisoma plc (LSE: ASM, US OTC: ATSMY) received notification on April 20th from Legal & General Group, Plc ("L&G") that, following an acquisition of 9,897,132 ordinary shares, L&G has a direct interest in 19,679,850 ordinary shares together with an indirect interest in 3,950,627 ordinary shares, representing a total of 23,630,377 or approximately 5.30% of Antisoma's issued ordinary shares.

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Enquiries:
Daniel Elger, Director of Communications
Antisoma plc
+44 (0) 20 8799 8200

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